UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

EXHIBITS

Exhibit Number

1	Announcement dated April 22, 2020 in respect of Key Financial and Performance Indicators for the First Quarter of 2020.

2	Announcement dated April 22, 2020 in respect of Operational Statistics for March 2020.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 23, 2020

	By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Quarter of 2020

In the first quarter of 2020, facing challenges such as market saturation, keen market competition and the novel coronavirus outbreak, the Group deepened transformation and innovation, strengthened differentiated and Internet-oriented operation while expediting the capability development and scale expansion of industry Internet business. It enhanced integrated offerings and rigorously controlled customer acquisition cost, striving to safeguard corporate value and drive high-quality development.

So far this year, the novel coronavirus outbreak has posed challenges to the Group, especially in terms of business development, customer acquisition, 5G network deployment and risk of bad debt, etc. The outbreak has also accelerated demand by economy and society for transformation on digitisation, cyberisation and intelligence, thereby creating new opportunities to the Group. The Group made use of new technologies such as Big Data, AI and 5G to support precise epidemic control and smart public administration as well as resumption of work and business production. Meanwhile, it also accelerated the transformation of Internet-oriented operation, provided innovative communications service offerings and actively promoted new informatisation applications, striving to turn adversity into opportunities.

The key unaudited financial data in the period were as follows:

•	Overall service revenue amounted to RMB 68,307 million, up by 2.3% year-on-year.

•	Industry Internet revenue amounted to RMB 11,448 million, up by 32.2% year-on-year.

•	EBITDA[1] amounted to RMB 23,561 million, down by 5.8% year-on-year, but up by 11.1% quarter-on-quarter.

•	The profit attributable to the equity shareholders of the Company amounted to RMB 3,166 million, down by 13.9% year-on-year, but up by 110.1% quarter-on-quarter.

Going forward, the Group will stay committed to the strategy of focus, innovation and cooperation, firmly promote the comprehensive Internet-oriented operation and further advance mixed-ownership reform while pursuing the goals of “enhance value, pursue growth, solidify fundamentals and be passionate”, in order to unveil a new page of high-quality development. The Group will strive to enhance profitability to create greater value for shareholders.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2020.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the three months ended 31 March
	2020	2019

Total service revenue	68,307	66,802
Sales of telecommunications products	5,517	6,345

Revenue	73,824	73,147
Interconnection charges	(2,309)	(2,737)
Depreciation and amortisation	(20,208)	(20,493)
Network, operation and support expenses	(10,905)	(10,732)
Employee benefit expenses	(13,352)	(11,585)
Costs of telecommunications products sold	(5,319)	(6,605)
Selling and marketing expenses	(7,689)	(9,045)
General, administrative and other expenses	(10,689)	(7,432)
Finance costs	(437)	(592)
Interest income	312	293
Share of net profit of associates	348	316
Share of net profit of joint venture	139	171
Other income – net	389	98

Profit before income tax	4,104	4,804
Income tax expenses	(922)	(1,121)

Profit for the period	3,182	3,683

Profit attributable to:
Equity shareholders of the Company	3,166	3,675

Non-controlling interests	16	8

	As at 31 March 2020	As at 31 December 2019

Total assets	563,855	562,499
Total liabilities	240,798	241,744

Total equity	323,057	320,755

Business Data

	As at 31 March 2020/ For the period from 1 January 2020 to 31 March 2020	As at 31 December 2019/ For the period from 1 October 2019 to 31 December 2019

Mobile billing subscribers (Million) [2]	311.009	318.475
of which 4G subscribers (Million) [2]	254.522	253.766
Net addition/(loss) of mobile billing subscribers (Million) [2]	(7.466)	(6.254)
of which net addition/(loss) of 4G subscribers (Million) [2]	0.756	2.621
Mobile handset data traffic (Billion MB)	8,732.3	8,763.0
Mobile voice usage (Billion Minutes)	141.9	181.7
Fixed-line broadband subscribers (Million)	84.831	83.478
Net addition/(loss) of fixed-line broadband subscribers (Million)	1.353	(0.967)
Fixed-line local access subscribers (Million)	53.468	54.215
Net addition/(loss) of fixed-line local access subscribers (Million)	(0.747)	(0.032)

In the first quarter of 2020, facing challenges such as market saturation, keen market competition and the novel coronavirus outbreak, the Group deepened transformation and innovation, strengthened differentiated and Internet-oriented operation while expediting the capability development and scale expansion of industry Internet business. It enhanced integrated offerings and rigorously controlled customer acquisition cost, striving to safeguard corporate value and drive high-quality development.

So far this year, the novel coronavirus outbreak has posed challenges to the Group, especially in terms of business development, customer acquisition, 5G network deployment and risk of bad debt, etc. The outbreak has also accelerated demand by economy and society for transformation on digitisation, cyberisation and intelligence, thereby creating new opportunities to the Group. The Group made use of new technologies such as Big Data, AI and 5G to support precise epidemic control and smart public administration as well as resumption of work and business production. Meanwhile, it also accelerated the transformation of Internet-oriented operation, provided innovative communications service offerings and actively promoted new informatisation applications, striving to turn adversity into opportunities.

In mobile business, the Group has timely adjusted the development priority since the second half of last year. It strengthened self-discipline on rational and orderly competition. It shifted focus from subscriber scale to subscriber quality and value. It deepened innovative transformation and rigorously controlled selling expenses and ineffective and low-value products and channels. Despite the short-term impact on mobile business development, the Group believes that it will benefit long-term corporate development and value maximisation. In the first quarter of 2020, mobile billing subscribers2 registered a net loss of 7.47 million, reaching a total of 311 million. Within that, 4G subscribers2 reached 255 million. Mobile billing subscriber ARPU was RMB 40.0. Mobile service revenue amounted to RMB 37,749 million, down by 4.1% year-on-year, where the rate of decline narrowed as compared to -5.3% for the full year of last year. Going forward, the Group will focus resources on the development of mid-to-high-end differentiated products, leverage privileges, content and financial tools to enhance product value and make use of Big Data analytics to enhance targeted marketing and customer retention. Meanwhile, the Group will actively capitalise on 5G network “co-build co-share” advantage to sharpen competitive edges and return, striving to drive gradual mobile service revenue rebound via consumption upgrade led by 5G innovative applications. It is expected that 5G network user growth will accelerate in the second half of this year, in pace with accelerated network deployment, proliferation and declining price of 5G terminals and more prevalent innovative applications.

In fixed-line broadband business, facing the fierce market competition, the Group was persistent in rational and orderly competition. It continued to consolidate the advantages of its high bandwidth and integrated product with a view to actively coping with challenges. In the first quarter of 2020, fixed-line broadband subscribers registered a net addition of 1.35 million, reaching a total of 84.83 million. Fixed-line broadband access revenue rebounded to RMB 10,785 million, up by 4.4% year-on-year. In innovative businesses, the Group drove the mutual development of innovative businesses and fundamental services through the integrated operation of “cloud + smart network + smart application”. It built a cloud business capability platform and industrial Internet solutions and products through ecological cooperation. It collaborated with leading players in certain key industries to actively create typical 5G use cases and accelerate the incubation of innovative 5G industry applications, generating energy for future growth. For the first quarter of 2020, revenue from industry Internet business amounted to RMB 11,448 million, up by 32.2% year-on-year. Driven by the rapid growth of the innovative businesses, the Group’s fixed-line service revenue reached RMB 29,894 million, up by 11.1% year-on-year. Overall service revenue amounted to RMB 68,307 million, up by 2.3% year-on-year.

In the first quarter of 2020, interconnection charges decreased by 15.6% year-on-year mainly due to the decline in interconnection voice traffic. Depreciation and amortisation decreased by 1.4% year-on-year mainly driven by the good control of capital expenditure in recent years. Network, operation and support expenses increased by 1.6% year-on-year mainly due to higher tower usage fee as a result of larger network scale. The Group continued to deepen the reform of incentive systems and strengthen performance-linked incentives while at the same time stepping up recruitment of talents in innovative business to boost new energy for innovative development. Employee benefit expenses increased by 15.2% year-on-year. The costs of telecommunications products sold decreased by 19.5% year-on-year mainly due to the lower sales of telecommunications products during the period. During the period, the Group rigorously controlled customer acquisition cost, driving selling and marketing expenses to decrease by 15.0% year-on-year to RMB 7,689 million. General, administrative and other expenses increased by 43.8% year-on-year mainly due to the increasing costs associated with the rapid growth of ICT business, more technical support spending for innovative businesses and higher loss on disposal of fixed assets and bad debt provisions. For the first quarter of 2020, the Group’s EBITDA1 amounted to RMB 23,561 million, down by 5.8% year-on-year, but up by 11.1% quarter-on-quarter. EBITDA as a percentage of service revenue was 34.5%. The profit attributable to the equity shareholders of the Company amounted to RMB 3,166 million, down by 13.9% year-on-year, but up by 110.1% quarter-on-quarter.

Going forward, the Group will stay committed to the strategy of focus, innovation and cooperation, firmly promote the comprehensive Internet-oriented operation and further advance mixed-ownership reform while pursuing the goals of “enhance value, pursue growth, solidify fundamentals and be passionate”, in order to unveil a new page of high-quality development. The Group will strive to enhance profitability to create greater value for shareholders.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board China Unicom (Hong Kong) Limited Wang Xiaochu Chairman and Chief Executive Officer

Hong Kong, 22 April 2020

Note 1: EBITDA represents profit for the period before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expense, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 2: Mobile business data includes 5G subscribers.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for March 2020

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) discloses the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2020.

Operational statistics for the month of March 2020 were as follows:

March 2020
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers[1]	311.009 million
Net Addition of Mobile Billing Subscribers for the Month[1]	0.321 million
Cumulative Net Loss of Mobile Billing Subscribers for the Year[1]	(7.466) million

Of which:
Aggregate Number of 4G Subscribers[1]	254.522 million
Net Addition of 4G Subscribers for the Month[1]	2.109 million
Cumulative Net Addition of 4G Subscribers for the Year[1]	0.756 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	84.831 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.544 million
Cumulative Net Addition of Fixed-Line Broadband Subscribers for the Year	1.353 million

Aggregate Number of Local Access Subscribers	53.468 million
Net Loss of Local Access Subscribers for the Month	(0.380) million
Cumulative Net Loss of Local Access Subscribers for the Year	(0.747) million

Note 1: Mobile business data includes 5G subscribers.

1

For the first quarter of 2020, while facing challenges such as market saturation, keen market competition and the novel coronavirus outbreak, the Company upheld self-discipline on rational and orderly competition. It strengthened differentiated and Internet-oriented operation, while innovating on communications service offerings and enhancing integrated offerings. It rigorously controlled customer acquisition cost, and actively addressed unprofitable and low-value products and channels, striving to safeguard corporate value and drive high-quality development.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of March 2020 were based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 22 April 2020

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2